SECURIT[...]SION

05037023

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65756

RECEIVED FEB 28 2005 PROCESSING WASH., D.C. 213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Revere Street Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Revere Street
(No. and Street)

Cambridge	MA	02138
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth A. Froot
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Kenneth A. Froot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revere Street Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF MASSACHUSETTS)
COUNTY OF SUFFOLK) ss.

Signature

On this 25th day of February 2005 personally appeared Kenneth A. Froot, and proved to me through satisfactory evidence his Massachusetts Drivers License and acknowledged that he signed it voluntarily and for its stated purpose.

Manager

Title

Notary Public

Marianne D'Amico
My commission expires: October 28, 2005

MARIANNE D'AMICO
MY COMMISSION EXPIRES OCTOBER 28, 2005
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.
- [x] (q) Condensed schedule of investments.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVERE STREET SECURITIES, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

REVERE STREET SECURITIES, LLC

CONTENTS

1350 Avenue of the Americas
New York, New York 10019
212-997-0500/Fax 212-730-6892
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of Revere Street Securities, LLC

We have audited the accompanying statement of financial condition of Revere Street Securities, LLC (the "Company"), including the condensed schedule of investments, as of December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revere Street Securities, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
February 14, 2005

Member AGN International Affiliated Offices Worldwide

REVERE STREET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Securities owned, at market (cost $1,318,701)	$	1,346,620
Due from clearing broker		3,474,676
Office equipment, net		11,187
Other assets		12,717
	$	4,845,200
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Securities sold short, at market (proceeds $1,463,997)	$	1,470,631
Accrued expenses		39,237
Due to related party		51,277
Total liabilities		1,561,145
Member's equity		3,284,055
	$	4,845,200

See accompanying notes to financial statements.

REVERE STREET SECURITIES, LLC

CONDENSED SCHEDULE OF INVESTMENTS

December 31, 2004

	Percentage of Member's Equity		Market Value
Securities owned, at market			
Common stocks			
United States			
Technology hardware and equipment	9.7 %	$	317,582
Semiconductors	7.2		237,144
Retailing	4.9		159,887
Healthcare equipment and services	3.7		122,646
Materials	3.0		100,073
Energy	2.8		93,017
Conglomerates	2.8		93,015
Pharmaceuticals and biotechnology	1.6		53,669
Real estate	1.4		46,592
Software and services	1.3		43,210
Telecommunications services	1.1		34,614
Other	1.4		45,171
Total securities owned (cost $1,318,701)	40.9 %	$	1,346,620
Securities sold short, at market			
Common stocks			
United States			
Capital goods	11.7 %	$	384,380
Utilities	8.3		272,333
Healthcare equipment and services	5.2		172,227
Pharmaceuticals and biotechnology	2.8		92,773
Food, beverage and tobacco	2.8		91,148
Financial	2.2		72,686
Materials	2.1		69,459
Software and services	2.1		67,714
Conglomerates	1.7		57,078
Insurance	1.5		48,995
Retailing	1.1		35,640
Business services	1.1		34,080
Other	2.2		72,118
Total securities sold short (proceeds $1,463,997)	44.8 %	$	1,470,631

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Revere Street Securities, LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Pacific Exchange (PCX). The Company trades in listed securities and futures for its own account. The Company has no customers.

Valuation of Securities Owned and Securities Sold Short

The Company values its securities owned and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. At December 31, 2004, securities owned and securities sold short are comprised primarily of equity securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company does not record a provision for income taxes because, as a single-member LLC, it is a disregarded entity for income tax purposes. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividend income and dividends paid on short sales are recorded on the ex-dividend date.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Useful Life	Estimated Principal Method
Computer hardware	5 years	Straight-line

2. Office equipment

Details of office equipment at December 31, 2004 are as follows:

Computer hardware	$ 15,359
Less accumulated depreciation	4,172
	$ 11,187

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $2,881,000, which was approximately $2,781,000 in excess of its minimum requirement of $100,000.

4. Concentration of credit risk

The Company conducts business with its clearing broker for its own trading activities. The clearing and depository operations for the Company's trading activities are performed by its clearing broker pursuant to a clearance agreement. The securities owned, securities sold short and the due from clearing broker reflected on the statement of financial condition are positions with and amounts pursuant to this clearance agreement.

Securities owned and amounts due from clearing broker may be restricted to the extent that they serve as deposits for securities sold short.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

5. Securities sold short

The Company is subject to certain inherent risks arising from its trading activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

6. Exemptions from Rule 15c3-3

The company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Related party transactions

Revere Street Capital Management, LLC, (the "Manager"), a related party, pays all expenses of the Company and is reimbursed periodically. At December 31, 2004, $51,277 was payable to the Manager.

8. Financial highlights

Financial highlights for the year ended December 31, 2004 are as follows:

Total return	180.0 %
Ratios to average member's equity	
Expenses (including interest and dividends)	25.6 %
Net investment income (loss)	(23.4) %